UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RAND LOGISTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

752182105
(CUSIP Number of Common Stock Underlying Warrants)

Laurence S. Levy
Chairman of the Board and Chief Executive Officer
Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, New York  10017
(212) 644-3450
Fax: (212) 644-6262
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8873
Fax: (212) 940-8776

 CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$519,449	$20.41
_______________
(1)
Estimated for purposes of calculating the amount of the filing fee only. Rand Logistics, Inc. (the “Company”) is offering, for a period of twenty (20) business days, to all holders of the Company’s 5,194,489 warrants issued by the Company in its initial public offering, the opportunity  to exercise such warrants by tendering twenty-five warrants for one (1) share of common stock, on a cashless basis (the “Offer”). The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $39.30 for each $1,000,000 of the value of the transaction.  The transaction valuation was determined by using the last trading price of the warrants on September 22, 2008, which was $0.10.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $20.41
Form or Registration Number:  Schedule TO
Filing Party:  Rand Logistics, Inc.
Date Filed:  September 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule TO filed by Rand Logistics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on September 26, 2008, as amended by Amendment No. 1 to the Schedule TO filed by the Company on October 10, 2008 (as amended, the “Schedule TO”), relating to the Company’s offer upon the terms and conditions in the Offer Letter dated September 26, 2008, as amended and supplemented by the Supplement to the Offer Letter dated October 10, 2008 (the “Supplement”) and related Letter of Transmittal dated September 26, 2008, which together constitute the offer (the “Offer”).

Pursuant to the Offer, a total of 5,045,275 Warrants were tendered for cashless exercise.  As a result of the exercise of Warrants, 201,811 shares of common stock were issued.  The Offer expired at 5:00 p.m., Eastern Daylight Time, on October 24, 2008.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with or incorporated by reference in the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment is made to report the final results of the Offer and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAND LOGISTICS, INC.

By:	/s/ Laurence S. Levy
Name:	Laurence S. Levy
Title:	Chairman of the Board and Chief Executive Officer

Date: October 27, 2008